# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NETWORK-1 TECHNOLOGIES, INC., CIK 0001065078
CUSIP: 64121N109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 65 LOCUST AVENUE,, NEW CANAAN,, Connecticut (CT), 06840
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001550509

## Reporting persons
- Clayton Partners LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,018,627; shared voting power 0; sole dispositive power 1,018,627; shared dispositive power 0; aggregate amount beneficially owned 1,018,627 (4.5% of the class)

## Item 1. Issuer
Name of issuer: NETWORK-1 TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 65 Locust Avenue, New Canaan, CT 06840

## Item 2. Person Filing
Name of person filing: Clayton Partners LLC
Address of principal business office or, if none, residence:
3160 COLLEGE AVENUE, SUITE 203
BERKELEY, CA 94705
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,018,627
Percent of class: 4.5%
Sole power to vote or to direct the vote: sole power to vote or to direct the vote: 1,018,627 Shares
Shared power to vote or to direct the vote: shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: sole power to dispose or to direct the disposition of: 1,018,627 Shares
Shared power to dispose or to direct the disposition: shared power to dispose or to direct the disposition of: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Clayton Partners LLC: /s/ Alex C. Gates, Chief Compliance Officer (02/09/2026)